Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-142402

The following article regarding Triple-S Management Corporation’s filing of a registration statement on Form S-1 (File No. 333-142402) with the SEC on April 27, 2007 in connection with a proposed initial public offering was published by El Nuevo Día newspaper on April 28, 2007. (The article was published in Spanish and has been translated into English for this free writing prospectus). Triple-S Management Corporation (“TSM”) does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of TSM which is expressly quoted and attributed to such representative in the article) regarding the proposed initial public offering or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions. Certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.

Triple-S makes its way to Wall Street

The company is engaged in a process that will make it the first Puerto Rico insurance company to be traded on the stock markets.

BY JOANISABEL GONZÁLEZ
joanisabelgonzález@elnuevodia.com

TRIPLE-S MANAGEMENT CORPORATION filed documentation yesterday with the Securities and Exchange Commission stating its intent to begin an initial public offering of stock and thus become a public company.

The move comes one day after the insurance company declared a split of its outstanding shares.

According to the pre-prospectus filed yesterday, Triple-S intends to be listed on the New York Stock Exchange (NYSE). As of today, the Class B common shares will be traded under the symbol GTS.

Since the process is in an advanced stage, El Nuevo Día learned that the insurance company may join the NYSE as early as the third quarter of this year. Credit Suisse and UBS Financial Services are managing the transaction.

If the SEC approves the company’s request and the board of directors endorses the IPO - which, among other things, will help it raise more capital - Triple-S would be the first Puerto Rico insurance company to be traded on the stock markets.

In turn, it would be the first non-banking company to join the Puerto Rico Stock Index (PRSI), after Margo Caribe was removed from the market in October of last year.

The document filed with the SEC yesterday shows that Triple-S will present itself to the stock market as a managed care company which holds 25% of that market in Puerto Rico, with complementary businesses in the life, disability, property and casualty lines.

The report, which contains a financial x-ray of the corporation, reveals that at December 31, 2006, Triple-S had $1.511 billion in net earned premiums, versus $1.380 billion in 2005. The corporation’s net earnings after taxes were $54.5 million for 2006, versus $28.4 million in 2005.

As of the same date, the insurance company’s net tangible book value was $342.6 million, or $38,447 per share. There are a total of 8,911 outstanding shares.

Hence, the need for a split of the insurance company’s outstanding shares, explained Triple-S Chief Financial Officer, Juan José Román.

Triple-S chose to split the stock at a ratio of 3,000 to one, after the board of directors approved that transaction this week. After the split, which will be made in the form of a stock dividend, there will be 26,733,000 outstanding shares and the net tangible book value will be $12.82. [There would have been 26,733,000 post-split shares outstanding as of December 31, 2006. The post-split net tangible book value would have been $12.82 per share as of December 31, 2006.]

According to Román, the stock split is part of the transformation process that the insurance company is undergoing to become a public company.

He explained that it will not only make it feasible to determine a reasonable price per share when the time comes, but also provide the most appropriate way for the insurance company’s 1,700 stockholders to manage, transfer or sell the stake they hold in the company. [At December 31, 2006, there were 1,776 holders of record of TSM common stock.]

When asked about Triple-S’s decision to become a public company at a time when several local banking institutions have been bombarded with restatements and investigations, the Chairman of the Board, Wilmer Rodríguez, stated that the organization’s board has been preparing during recent years to continue to assertively perform its fiduciary duty.

“We have been preparing for this process for a few years; therefore, I can say that the board is rather far along,” said Rodríguez, who added that the increased regulation and public oversight are part of the price of transforming the corporation.

For his part, Triple-S CEO Ramón Ruíz Comas said that the insurance company has slowly and carefully prepared for its entry into the stock market.

Both Román and Ruíz Comas declined to comment on the process that will have to be followed now that they have filed the petition with the SEC, and refused to say when Triple-S will ring the bell on Wall Street.

In addition, El Nuevo Día asked Ruíz Comas about the acquisition of La Cruz Azul de Puerto Rico, something that has been the subject of much speculation in health sector-related circles, but the executive also declined to comment on the matter.

“We are assessing all business opportunities that present themselves,” Ruíz Comas said.

According to El Nuevo Día’s sources, Triple-S has been negotiating with La Cruz Azul de Puerto Rico, but the possibility of an acquisition depends in large part on approval from the Commissioner of Insurance.

TSM has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TSM has filed with the SEC for more complete information about TSM and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TSM, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.